Exhibit 12.1

Statement re: Computation of Ratios

The computation of the ratio of earnings to fixed charges for the years 2007 through 2011 are as follows:

	Years Ended December 31,
(Millions)	2011	2010	2009	2008	2007
Income from continuing operations before income taxes	$3,077.8	$2,644.2	$1,901.2	$2,174.2	$2,796.4
Add back fixed charges	293.6	307.7	302.9	297.9	234.3
Income as adjusted ("earnings")	$3,371.4	$2,951.9	$2,204.1	$2,472.1	$3,030.7

Fixed charges:
Interest expense	$246.9	$254.6	$243.4	$236.4	$180.6
Portion of rents representative of interest factor	46.7	53.1	59.5	61.5	53.7
Total fixed charges	$293.6	$307.7	$302.9	$297.9	$234.3
Ratio of earnings to fixed charges	11.48	9.59	7.28	8.30	12.94